Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 MAR 17 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

7 March 2003

03007831

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 4/7

FILE NO. 82-5205

BRAMBLES INDUSTRIES PLC

GRANT OF OPTIONS AND PERFORMANCE SHARES

We wish to advise that the following grants of options and share awards have been made under the Brambles 2001 Executive Share Option Plans ("**Option Plans**") and the Brambles 2001 Executive Performance Share Plans ("**Performance Share Plans**"):

1. Option Plans

Under the Option Plans:

(a) Options have been granted as at 6 March 2003 over 368,052 Brambles Industries plc ("BIP") shares at an exercise price of £1.49 per share; and

(b) Options have been granted as at 6 March 2003 over 572,282 Brambles Industries Limited ("BIL") shares at an exercise price of A$4.32 per share.

The Options will lapse if they are not exercised in accordance with their terms on or before 6 March 2009.

2. Performance Share Plans

Under the Performance Share Plans:

(a) Awards have been granted as at 6 March 2003 with respect to 131,137 BIP shares; and

(b) Awards have been granted as at 6 March 2003 with respect to 198,739 BIL shares.

In accordance with the Rules of the Plans, no consideration is payable for the exercise of the Performance Share Plan awards.

The Performance Share awards will lapse if participants do not receive the underlying shares in accordance with their terms on or before 6 March 2009.

Contact for queries:

Sandra Walters, Assistant Company Secretary
Tel: 020 7659 6039

7 March 2003